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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70015

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LFT Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 Walnut Street, Suite 2410
(No. and Street)

Cincinnati (City) OH (State) 45202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bob Jenkins (513) 878-1090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

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MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bob Jenkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LFT Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

NOTARY PUBLIC STATE OF OHIO

KIANA M. RIEMAN
Notary Public, State of Ohio
My Comm. Expires 09/13/2022

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

Year ended December 31, 2018

LFT Securities, LLC
(Name of Respondent)

425 Walnut Street, Suite 2410
Cincinnati, Ohio 45202
(Address of Principal Executive Office)

Mr. Robert Jenkins
LFT Securities, LLC
425 Walnut Street, Suite 2410
Cincinnati, Ohio 45202
(513) 271-0759
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

LFT SECURITIES, LLC

Table of Contents

RSM

Report of Independent Registered Public Accounting Firm

RSM US LLP

To the Member and Managers
LFT Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LFT Securities, LLC (the Company) as of December 31, 2018, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2018.

Chicago, Illinois
February 28, 2019

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LFT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets

Current Assets		
Cash and cash equivalents	$	1,294,209
Receivable from affiliate		126,240
Prepaids and other current assets		312
Total current assets		1,420,761
Total Assets	$	1,420,761

Liabilities and Member's Equity

Current Liabilities		
Payable to affiliate	$	57,113
Total current liabilities		57,113
Member's Equity		1,363,648
Total Liabilities and Member's Equity	$	1,420,761

The accompanying notes are an integral part of these statements.

LFT SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues		
Platform fees	$	414,942
Total Revenues		414,942
Expenses		
Compensation expense		50,000
Occupancy expense		5,580
Licensing and registration		2,055
Professional fees		1,533
Other		282
Supplies		117
Total Expenses		59,567
Net Income	$	355,375

The accompanying notes are an integral part of these statements.

LFT SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Member's equity, beginning of year	$	(9,227)
Net income		355,375
Contributions		1,017,500
Member's equity, end of year	$	1,363,648

The accompanying notes are an integral part of these statements.

LFT SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows from Operating Activities:	
Net income	$ 355,375
Adjustment to reconcile net income to net cash provided by operating activities:	
Increase in accounts receivable	(126,240)
Increase in prepaid expense	(312)
Increase in accounts payable	47,886
Net cash provided by operating activities	276,709
Cash Flows from Investing Activities:	
Net cash provided by investing activities	-
Cash Flows from Financing Activities:	
Member contributions	1,017,500
Net cash provided by financing activities	1,017,500
Net increase in cash and cash equivalents	1,294,209
Cash, beginning of year	-
Cash, end of year	$ 1,294,209

The accompanying notes are an integral part of these statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Company and Operations

LFT Securities, LLC (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company was formed on June 20, 2017 as Advanced Trading & Linked Asset Strategies, LLC, a Delaware limited liability company; as such, its member possesses limited liability for obligations of the Company. On December 5, 2018, the Company changed its name to LFT Securities, LLC. The Company is a wholly-owned subsidiary of Luma Financial Technologies, LLC (the "Member"). The Company will continue to exist perpetually unless terminated earlier in accordance with the operating agreement.

As a member of Financial Industry Regulatory Authority, Inc., the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") because it operates under Section (k)(2)(i) of that Rule.

Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America ("GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB"). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with GAAP. A summary of significant accounting policies follow and are described below to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are stated at net realizable value. The Company provides an allowance for doubtful accounts based on management's periodic review of accounts. Accounts are considered delinquent when payments have not been received within the agreed upon terms, and are written off when management determines that collection is not probable. As of December 31, 2018, management had determined that no allowance for doubtful accounts is required.

Net Capital Requirements

The Company is required to maintain a minimum "net capital" equal to the greater of $5,000 or 12-1/2 percent of "aggregate indebtedness" in the first year of operations, as these terms are defined. Net capital changes from day to day and the Company had net capital and net capital requirements of $1,237,096 and $7,139, respectively at December 31, 2018. The Company must also maintain a ratio of aggregate indebtedness to net capital of not more than 8 to 1 for its first year of operations. The Company's ratio was 0.0462 to 1 at December 31, 2018.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company places its cash with high credit quality financial institutions. At times, such cash may be in excess of FDIC insurance limits.

Income Taxes

The Company, with the consent of its Member, has elected to be formed as a limited liability company. The operating agreement of the Company, construed under Delaware laws, states that the Company shall be disregarded as an entity from its Member for federal and state income tax purposes. In lieu of paying taxes at the Company level, the Member of a limited liability company is taxed on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

The Company follows the provisions of *Accounting for Uncertainty in Income Taxes* as required by the ASC standards. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company does not have any uncertain tax positions. The Company is subject to examination for all tax years since inception.

Subsequent Events

In conformity with the ASC standards, the Company has evaluated for disclosure all subsequent events and transactions through the date the financial statements were issued for the year ended December 31, 2018.

Recent Accounting Pronouncements

In February 2016, the FASB established Topic 842, *Leases*, by issuing Accounting Standards Update ("ASU") 2016-02, which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current U.S. GAAP. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. The Company expects to adopt the provisions of this guidance on January 1, 2019. The Company concludes that it does not have any leases meeting the definition under ASU 2016-02.

NOTE B – REVENUES FROM CONTRACTS WITH CUSTOMERS

Adoption of New Accounting Policies

On January 1, 2018, the Company adopted ASU No. 2014-09, *Revenue from Contracts with Customers* (ASC 606), using the modified retrospective method (i.e., applied prospectively effective January 1, 2018 without revising prior periods), which had no impact on the Company's opening member's equity.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Platform Revenue

The Company's performance obligation is to stand ready to provide the Company's electronic marketplace (the "Platform") to customers for the use of posting product, and no price is allocated to multiple performance obligations.

Pricing for the financial products is the same for all issuers posting product on the Platform and is summarized below:

1. Market-Linked Certificates of Deposit – Twenty (20) basis points (0.20%) of the aggregate principal amount purchased by users from the issuer posting product on the Platform;
2. Market-Linked Notes - Ten (10) basis points (0.10%) of the aggregate principal amount purchased by users from the issuer posting product on the Platform.

Additionally, in the event that a user purchases in any calendar month an aggregate principal amount of Market-Linked Certificates of Deposit and Market-Linked Notes having a total aggregate principal amount in excess of $400,000,000 per month for the average of the three previous months, issuers paying fees to the Company shall pay to the Company the following:

1. Market-Linked Certificates of Deposit – Five (5) basis points (0.05%) of the aggregate principal amount purchased by users from the issuer posting product on the Platform;
2. Market-Linked Notes - Five (5) basis points (0.05%) of the aggregate principal amount purchased by users from the issuer posting product on the Platform.

This revenue from larger users, purchasing in excess of $400,000,000 per month, falls under the variable consideration guidance in ASC 606.

The Company stands ready to provide an unspecified quantity of services over a period of time to each customer. Each increment of the services provided to customers is distinct because each posting of product for a customer is a distinct event. The promised services are substantially the same because the posting of customer product is carried out the same for each distinct posting. For these reasons, the Company claims a series exception and considers these distinct events to constitute one performance obligation of services.

NOTE B – REVENUES FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

The Company uses the expected value method to determine the amount of variable consideration included in the transaction price. In accordance with ASC 606, the Company identifies the range of possible consideration amounts to be 90 days after the end of a month, as a contract can be terminated with 90 days' notice. The Company then determines a probability that the user of the Platform would reach $400,000,000 in volume for each of the next three months. Based on those probabilities, the Company takes a weighting of the probability and applies it to the fee charged for the month for revenue recognition purposes. No customer met this threshold in 2018, and management has estimated zero percent probability that a customer will reach this threshold within 90 days after year-end.

Because the Company applies the expected value method to determine the amount of variable consideration, and there also exists variability in the number of transactions that will generate revenue each month, the Company applies the constraint focused on whether it is probable that the inclusion of the estimated variable consideration in the transaction price will not result in a significant reversal of cumulative revenue recognized for the contract when the uncertainty of a user's aggregate principal amount purchase giving rise to the variability is resolved. Only estimated variable consideration for which it is probable that its inclusion in the transaction price will not result in a significant reversal of cumulative revenue recognized should be included in the transaction price. If it is probable that a significant reversal of cumulative revenue recognized will not occur with respect to just a portion of the estimated variable consideration to which the entity expects to be entitled, that portion would be included in the transaction price.

The Company accounts for services as a single performance obligation because it is providing a series of distinct services that are substantially the same and have the same pattern of transfer. The Company observes that the promised consideration is dependent on the number and volume of transactions occurring each month, and is highly susceptible to factors outside the Company's influence. The Company also observes that although it has experience with similar contracts, that experience is of little predictive value in determining how many, and at what quantity, transactions will aggregate throughout the month. Therefore, the Company cannot conclude that it is probable a significant reversal in the cumulative amount of revenue recognized would not occur if any estimates of fee discounts were included in the transaction price until the number of transactions is noted at the end of each month.

Revenue is recognized based on the trade date of a unique product identification number ("CUSIP") for which aggregate principal amounts are billed at the transaction price. Because the financial products offered through the Company's Platform have definitive periods of offering, and are typically offered only in one calendar month, revenue on the principal amounts transacted in these CUSIPs can be recognized in the month that the products traded. The customer outlined in the contract is simultaneously receiving and consuming benefits as the Company performs its obligation. In a specific month, the customer will be receiving the benefits of utilizing the Platform and promises from the Company, while also consuming the benefits by receiving deposits from the products traded in the month it consumed the benefits.

NOTE B – REVENUES FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

The products posted on the Platform, and the information posted by the issuers, is uploaded as it becomes available for new CUSIPs. The agreements with both issuers and users indicate that the transaction price is billed on a transactional basis for the aggregate principal amounts, and is not billed over the lifetime term of the product. Management concludes that revenue is recognized in the month that each CUSIP trades, and after applying the constraint to variable consideration, as opposed to over the term of the product. Management comes to this conclusion because it applies the series exception asserting there is only one performance obligation, which is to stand ready to provide the Platform to customers. The performance obligation and benefit to the customer is simultaneously received and consumed in the month that each CUSIP trades, therefore revenue can be recognized when the constraint is lifted at the end of each month, based on the fact that the consideration becomes probable when the number of transactions is known and the Company can determine the revenue it is entitled to for that month. The amount of contract assets and liabilities at December 31, 2018 was zero.

NOTE C – RELATED PARTIES

On November 14, 2018, the Company entered into an expense sharing agreement with the Member for the reimbursement of expenses which should be assumed by the Company. The Company pays the Member compensation of any registered principals, including the CEO, COO and FinOP, and at a rate of 25% of the amount specified in a Management Agreement between the Member and its majority owner, Navian Capital, LLC. Additionally, the Company pays the Member for the allocation of registered principal benefits, and 50% of the Member's sublease rent with Navian Capital, LLC. During 2018, the Company incurred expenses relating to this agreement totaling $57,113. Prior to the expense sharing agreement, these services were provided without charge to the Company. Amounts due to the Member totaled $57,113 at December 31, 2018.

Additionally, in the first year of operations, the Company has an agreement with Navian Capital, LLC by which Navian Capital, LLC acts as an agent to collect revenues remitted from each issuing bank institution. Navian Capital, LLC facilitates product purchases for its clients and collects revenue from the Company's customers. Amounts due from Navian Capital, LLC for revenues totaled $126,240 at December 31, 2018.

The Company has been granted a worldwide, perpetual, non-exclusive, non-transferable, royalty-free license by its Member to use, display, market, and grant end-user access to the Platform to service its customers. The Company is not charged any fees for the license granted by its Member.

LFT SECURITIES, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2018

Net Capital	
Member's equity	$ 1,363,648
Nonallowable assets	(126,552)
Net Capital	1,237,096
Minimum Capital Required to be Maintained	
(Greater of $5,000 or 12-1/2% of aggregate indebtedness)	(7,139)
Excess Net Capital	$ 1,229,957
Aggregate Indebtedness	$ 57,113
Ratio of Aggregate Indebtedness to Net Capital	0.0462 to 1

Reconciliation of the Company's Net Capital Per the Unaudited Filing to the Computation Herein

Net Capital, unaudited filing	$ 1,338,836
Adjustments	
Nonallowable asset, receivable from affiliate	(126,240)
Aggregate indebtedness, accrued liabilities	24,500
Total adjustments	(101,740)
Net Capital, computation herein	$ 1,237,096

LFT SECURITIES, LLC
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2018

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and Managers
LFT Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) LFT Securities, LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(i) (the exemption provision) and (b) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Chicago, Illinois
February 28, 2019

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MAR 01 2019

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LFT SECURITIES, LLC EXEMPTION REPORT

LFT Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (k)(2)(i) exemption provision.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

LFT Securities, LLC

[Name of Company]

I, Robert Jenkins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Financial and Operations Principal

February 28, 2019